200 East Randolph Drive Chicago, Illinois 60601
Andrew J. Terry To Call Writer Directly: 312 861-2192 aterry@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

October 4, 2007

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Michele Anderson John Harrington Kathryn Jacobson Dean Suehiro

Re:	Neutral Tandem, Inc. Registration Statement on Form S-1 Filed on January 22, 2007 File No. 333-140127

Ladies and Gentlemen:

Neutral Tandem, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 5 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated October 2, 2007. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Registration Statement on Form S-1 filed September 21, 2007 (the “Registration Statement”). References to page numbers in our response are to page numbers in the Amendment. Capitalized terms defined in the Amendment and used in this letter but not otherwise defined herein have the meanings assigned to them in the Amendment.

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission

October 4, 2007

Prospectus Summary, page 1

1.	As requested in our prior comment letters, where you state a percentage increase in revenues from the prior comparable period, please revise to also state the percentage change in net income from such prior period in addition to operating income.

Response: The Company has revised its disclosure on page 1 of the prospectus in response to the Staff’s comment. As discussed with the Staff, because the requested net income percentage changes reflect the variance from a negative to a positive number the requested percentage cannot be calculated.

Summary Condensed Consolidated Financial and Other Data, page 6

Selected Historical Consolidated Financial and Other Data, page 28

2.	We note your response to prior comment 8. As previously requested, please revise the MD&A to discuss the reverse stock split including the pro forma effects of the split when it is “legally effected.”

Response: The Company supplementally advises the Staff that it does not currently intend to effect a reverse stock split in connection with the Company’s initial public offering of shares of common stock.

3.	Please refer to the column, “Pro Forma As Adjusted.” Please provide another footnote reference and description since it appears that the balance sheet has been adjusted to give effect to the offering, the conversion of the preferred stocks into shares of common stock and the application of the net proceeds from the offering.

Response: The Company has revised its disclosure on pages 7 and 29 of the prospectus in response to the Staff’s comment.

4.	Please refer to footnote (3). Disclose that you have given effect to the automatic conversion of your outstanding preferred stocks into shares of common stock for only the year ended December 31, 2006 and the six months ended June 30, 2007.

Response: The Company has revised its disclosure on pages 7 and 29 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission

October 4, 2007

Risk Factors, page 9

We could experience material variances in our revenues, page 11

5.	If you experience seasonal or other predictable variability in your revenues, you should revise to discuss such variability in the Business or MD&A section of your prospectus. Refer to Item 101(c)(1)(v) of Regulation S-K.

Response: The Company has revised its disclosure on page 32 of the prospectus in response to the Staff’s comment.

During the six months ended June 30, 2007, we delivered 58% of our terminating traffic to five carriers, page 14

6.	We note your revision to include a cross-reference to your discussion of legal proceedings in response to our prior comment 10. To provide context for the cross-reference, please revise further to briefly state that Level 3 is one of the five carriers that the risk factor refers to and you are involved with legal proceedings with Level 3 described elsewhere.

Response: The Company has revised its disclosure on page 14 of the prospectus in response to the Staff’s comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Overview, page 30

7.	We note your revised disclosure in response to our prior comment four. Please revise your references to specific customers on pages 30 and 49 further to explain their significance to you in terms of revenues. Although you note your belief that the named customers are representative of your base and that each represents more than 1.1% of your revenues in its respective customer category, we do not believe that such disclosure provides a meaningful explanation of their significance to you. Instead, please revise to disclose the percentage of your revenues the customers represent individually and in the aggregate.

Response: The Company has revised its disclosure on page 30 and 49 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission

October 4, 2007

Financial Operation Overview, page 31

Liquidity and Capital Resources, page 44

8.	We note your revised disclosure on pages 32, 33 and 44 in response to our prior comments 11 and 12. Please revise further to clarify the following disclosure in connection with your planned expansion:

•

On page 32, you describe $1.0 million to $2.0 million of network and facilities expenses in connection with the start-up of an additional switch location. You also describe expected network and facilities expenses of only $2.3 million as part of your planned expansion into 24 new markets in the next 12 months. Please revise to further explain the connection between these two figures. For example, how many switch locations do you plan to add as part of your planned expansion?

•

On pages 32 and 33, you disclose expected network and facilities expenses and operations expenses of $2.3 million and $1.0 million, respectively, in connection with your planned expansion. On page 44, you disclose expected capital spending of approximately $5.9 million in connection with your planned expansion. Please revise where appropriate to fully account for the components of the expected capital spending in connection with your planned expansion.

Response: The Company has revised its disclosure on pages 32 and 44 of the prospectus in response to the Staff’s comment.

Stock-based Compensation, pages 37-38

9.	We note your responses to prior comment 15 in your correspondence dated September 21 and September 25, 2007. After the filing is revised for the reverse stock split, we may have further comments on the fair values assigned to the common stock.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will respond to this comment in a subsequent supplemental submission letter.

Securities and Exchange Commission

October 4, 2007

Compensation Discussion and Analysis, page 71

Our Compensation Methodology, page 71

10.	We note your revised disclosure in response to our prior comment 24. Please further revise to identify the members of the peer group benchmarked rather than just a sample of such members. Additionally, please further revise to explain how the results of the 2005 benchmarking study were and/or are used in connection with compensation decisions. For example, were they used in connection with establishing the terms of your employment agreements in early 2006? Are they still used in connection with compensation decisions? If so, how?

Response: The Company has revised its disclosure on page 71 of the prospectus in response to the Staff’s comment.

11.	We note your response to our prior comment 30. Please revise your disclosure at the bottom of page 71 to disclose that your board reviews and ratifies the compensation decisions of the Compensation Committee.

Response: The Company has revised its disclosure on page 71 of the prospectus in response to the Staff’s comment.

Elements of Compensation, page 72

12.	We note your revised disclosure on page 73 regarding the difficulty of achieving the corporate and individual targets in connection with your annual cash incentive bonus program. Please revise further to discuss in more detail how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient.

Response: The Company has revised its disclosure on page 73 of the prospectus in response to the Staff’s comment.

13.

We note your response to our prior comment 25 regarding the competitive harm that would result from disclosure of targets; however, we continue to believe that each of the performance targets should be disclosed. Alternatively, provide us with

Securities and Exchange Commission

October 4, 2007

a thorough and detailed analysis as to why disclosure of each of the performance targets would cause your company competitive harm. Your analysis should be applied to each of the performance targets and should address, as merely one example, why disclosure of targets (for a now-expired fiscal year) that are similar to categories of information contained in your publicly-available financial statements would cause the company competitive harm under the company’s particular facts and circumstances. Also explain to us in more detail how competitors would gain insight into your confidential business plan from disclosure of your targets and how such insight could result in competitive harm.

Response: The Company has revised its disclosure on page 72 of the prospectus in response to the Staff’s comment.

14.	Please revise to provide specific disclosure of how you used the corporate and individual targets and the actual performance levels to determine the amount of stock option grants awarded in 2006.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 72 and 73 of the Registration Statement to disclose the Company’s 2006 corporate targets for revenue, EBITDA, and net income. The Company continues to believe that disclosure of corporate targets for 2007 and future periods for revenue, EBITDA and net income will result in competitive harm to the Company and would be inappropriate for a number of reasons.

The Company’s Board of Directors establishes the corporate targets for compensation purposes in order to motivate management to achieve results that the Board deems to be in the best interests of the Company’s stockholders and to reward management for achieving these results. So long as these targets are protected from external distribution for the year in which they are set, the Board is able to establish targets that allow it to challenge management without being concerned that the failure to achieve these financial targets, including the “stretch” bonus goals, may be used against the Company by its competitors to position the Company’s performance inaccurately. Any perception that the failure to achieve these targets is an indicator of poor performance by the Company would cause competitive harm to the Company and could be used by the Company’s competitors to try to convince current customers, partners and employees to leave the Company and not to do business with the Company. External disclosure of corporate financial targets for future periods would require the Board to factor the reactions of external audiences, including existing and potential competitors, partners, customers and employees, in defining the targets. The Company believes that the Company and its stockholders would not be well-served if such “forward-looking” corporate targets become an externally reported number. If this number is publicly reported, the Company would be forced to factor into the establishment of its corporate target the competitive harm that would result from a perception in the marketplace of negative performance on the target. In order to mitigate the risk of this competitive harm, the Company might be forced to establish corporate targets that were more easily attainable, to the detriment of motivating and measuring management’s performance.

The Company further believes that knowledge of projected revenue and operating results targets would enable a competitor to unfairly engage in pricing and negotiation tactics with respect to both customers and employees that are detrimental to the Company’s business. As in Braintree Electric Light Dep’t v. Dep’t of Energy, 494 F. Supp. 287, 289 (D.D.C. 1980), where the court felt that the “release of separate pieces of this financial puzzle would enable competitors, who may somehow have gathered other pieces, to complete the picture,” if any revenue and operational targets for the current fiscal year were to be disclosed, Company competitors would gain insight into the components of the Company’s costs, and ultimately, what the Company projects its gross margins will be, and could use this information to offer more favorable terms to potential customers, and thus gain a competitive advantage over the Company. The Company’s ability to compete, to obtain the best possible terms for its stockholders and to maximize profits would be compromised by the disclosure of such information.

Further, many of the Company’s competitors have larger market presence, longer operating histories, stronger name recognition and significantly greater resources than the Company. As the Company competes against very large, established companies such as AT&T and Verizon, if the Company were to release its current operational and revenue targets, its competitors would be able to better forecast the Company’s current financial position and could use that information to the Company’s detriment in competing for new customers and diverting business from the Company’s existing customers. Public disclosure of 2007 and future corporate target information would provide the Company’s competitors with significant information about the Company’s current and future financial outlook and provide such competitors with an opportunity to offer marginally more favorable terms to customers and thus gain a competitive advantage over the Company. Also, disclosure about Company financial terms that could provide additional insight into the Company’s determination of pricing could limit the Company’s options and restrict its leverage in future negotiations, including in negotiating rates with such customers. In addition, because the Company does not have access to similar information concerning its competitors, disclosure of this information would leave the Company at a substantial competitive disadvantage.

For all of these reasons, the Company believes disclosure of this information would have an adverse effect upon the Company’s business and its ability to compete and, accordingly, would harm the Company’s stockholders.

Moreover, the Company advises the Staff that it treats its internal financial performance targets as confidential, and has not in the past disclosed them publicly and does not plan to do so in the future. The Company believes that the disclosure of such information is not necessary for the protection of investors or the marketplace. The Company also notes that it has complied with Instruction 4 to Regulation S-K Item 402(b) by disclosing in the Registration Statement the difficulty of the Company achieving the undisclosed financial targets; please see the revised disclosure on Page 73.

Additionally, while the Freedom of Information Act (“FOIA”) requires that each governmental agency make information available to the public, Section 552(b)(4) of FOIA does not apply to matters that are “trade secrets and commercial or financial information obtained from a person and privileged or confidential.” In National Parks & Conservation Assoc. v. Morton, 498 F.2d 765 (D.C. Cir. 1974), the court held that financial or commercial information should be afforded confidential treatment if disclosure of the information is likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” 498 F.2d at 770. In National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976), the court held that the person who desires to keep information confidential must show that they actually face competition and that substantial competitive injury would likely result from disclosure, but that “[n]o actual adverse effect on competition need be shown.” 547 F.2d at 683. In the context of construing the scope of confidentiality offered by the FOIA exemption, the United States District Court for the Southern District of New York has stated that commercial information “should have a more direct relationship with a business venture,” i.e., one where profit is the primary aim. American Airlines, Inc. v. National Mediation Bd., 453 F. Supp. 430, 435 (S.D.N.Y.), rev’d on other grounds, 588 F.2d 863 (2nd Cir. 1978). The Company believes that its 2007 revenue, EBITDA, and net income corporate target amounts are commercial and financial in nature and meet the standards described above. The Company sets its performance targets on an annual basis and, as disclosed in the Registration Statement, believes that the 2007 corporate target is challenging yet achievable. As noted above, the failure to achieve these targets could provide customers, suppliers and competitors with a misleading indication regarding the Company’s ability to further penetrate the marketplace. This would adversely affect the Company. The Company respectfully submits that in Burke Energy Corp. v. Dept. of Energy for U.S., 583 F. Supp. 507, 511 (D. Kan. 1984), the court stated that “[t]he kind of substantial competitive harm that is likely to result is that the disclosure… would enable competitors to gain otherwise confidential information about [its] financial situation.”

Principal and Selling Shareholders, page 94

15.	We note your revised disclosure in response to our prior comment 40. However, the first sentence of the third paragraph on page 94 still refers to your treatment of warrants for purposes of the table. Since you previously advised us that all warrants were issued to Venture Landing & Leasing and that party is not listed as a selling stockholder, please revise to remove the reference to warrants or advise us why it is appropriate.

Response: The Company has revised its disclosure on page 94 of the prospectus in response to the Staff’s comment.

Consolidated Statements of Operations, page F-4

16.	We note your response to prior comment 43. As previously requested, please present adjusted pro forma net income per share giving effect to the reverse stock split for all periods presented when it has been “legally effected.” We note footnote (3) on pages 7 and 29.

Securities and Exchange Commission

October 4, 2007

Response: The Company supplementally advises the Staff that it does not currently intend to effect a reverse stock split in connection with the Company’s initial public offering of shares of common stock.

Note 3. Restatement of Consolidated Financial Statements, page F-12

17.	Please confirm to us that you did not issue any warrants to purchase convertible preferred stock in 2004.

Response: The Company confirms that warrants were issued during 2004 and that such warrants were recorded at fair value at the end of 2004. The Company refers the Staff to pages 47 and F-15 of the prospectus.

We hope that the foregoing has been responsive to the Staff’s comments. The Company has acknowledged that it will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s previous comment letter. All inquiries, comments, notices and orders with respect to this letter, should be directed to Andrew J. Terry of Kirkland & Ellis LLP at (312) 861-2192. The address of the Company is Neutral Tandem, Inc., One South Wacker Drive, Suite 200, Chicago, IL 60606, Attention: Rian J. Wren.

Please do not hesitate to contact the undersigned at the number above with any questions regarding this response.

Sincerely,

/s/ Andrew J. Terry

Andrew J. Terry

cc:	Rian J. Wren, Neutral Tandem, Inc.

Gerald T. Nowak, Kirkland & Ellis LLP

Steve Schreiber, Deloitte & Touche LLP